Exhibit 99.1

Cypress Contacts:

Thad Trent, EVP Finance & Administration and CFO, +1-408-943-2925

Joseph L. McCarthy, Senior Director, Corporate Communications, +1-408-943-2902

For Immediate Release

Cypress and Spansion Complete $5 Billion All-Stock Merger

Merger Creates $2 Billion Global Leader in MCUs and Specialized Memories for Embedded Systems;

No. 1 in SRAMs, No. 1 in NOR flash and No. 3 in MCUs and Memories for the Automotive Market

SAN JOSE, Calif., March 12, 2015—Cypress Semiconductor Corp. (NASDAQ: CY) and Spansion, Inc. (NYSE: CODE) today announced that they have closed the merger of the two companies in an all-stock, tax-free transaction valued at approximately $5 billion. In a special meeting earlier today, Cypress shareholders approved the issuance of 2.457 shares of Cypress stock to Spansion shareholders for each Spansion share they own. Spansion shareholders approved the merger in a separate special meeting. The merger is expected to achieve more than $135 million in cost synergies on an annualized basis within three years and to be accretive to non-GAAP earnings within the first full year after the transaction closes. The combined company will continue to pay $0.11 per share in quarterly dividends to shareholders.

Cypress President and CEO T.J. Rodgers is scheduled to talk about the merger live on the Fox Business News program, “Opening Bell,” hosted by Maria Bartiromo, Friday morning at 7:30 a.m. PDT. A four-minute video of Rodgers and Spansion CEO John Kispert, describing the synergies of the merger and benefits for Cypress and Spansion customers, is available on the Cypress website at www.cypress.com/NewCypress.

“We closed this merger even more quickly than originally anticipated, accelerating our strategic and financial roadmap,” Rodgers said. “From Day One, the new Cypress will capitalize on its expanded product portfolio and leadership positions in embedded processing and specialized memories to significantly extend its penetration of global markets such as automotive, industrial, consumer, wearable electronics and the Internet of Things.”

“Consider the automotive market, where Cypress has a dominant position in capacitive touch-sensing controllers and SRAMs for infotainment systems, and Spansion is the leading supplier of flash memory and microcontrollers for infotainment, body and climate control systems, instrument clusters and advanced driver assistance systems,” Rodgers said. “The new Cypress will be the No. 3 chip supplier worldwide of memories and microcontrollers to this business. You can think of the post-merger company truly in terms of the well-known equation: 1 + 1 = 3: No. 1 in SRAMs, No. 1 in NOR flash and No. 3 overall.”

“Spansion’s exceptional team and technology leadership in high-performance memory and MCUs will complement Cypress’s strong capabilities. This merger was an important step forward in Spansion’s transformation into a global embedded systems leader,” said Kispert, CEO of Spansion and a member of the Cypress board of directors . “Together, we can significantly enhance our value to our customers and deliver a more robust and broader product line to meet their embedded requirements.”

About Cypress

Cypress (NASDAQ: CY) delivers high-performance, high-quality solutions at the heart of today’s most advanced embedded systems, from automotive, industrial and networking platforms to highly interactive consumer and mobile devices. With a broad, differentiated product portfolio that includes NOR flash memories, F-RAM™ and SRAM, Traveo™ microcontrollers, the industry’s only PSoC® programmable system-on-chip solutions, analog and PMIC Power Management ICs, CapSense® capacitive touch-sensing controllers, and Wireless BLE Bluetooth® Low-Energy and USB connectivity solutions, Cypress is committed to providing its customers worldwide with consistent innovation, best-in-class support and exceptional system value. To learn more, go to www.cypress.com.

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Cypress, the Cypress logo, Spansion, the Spansion logo, and combinations thereof, PSoC and CapSense are registered trademarks and F-RAM and Traveo are trademarks of Cypress Semiconductor Corp. All other trademarks are property of their owners.